08054079

FORM 11-K

(Mark One)

__X__ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2007**

OR

______ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________

Commission file number __333-75346____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Phoenix Companies, Inc. Savings and Investment Plan
c/o Kenneth P. Weissman
One American Row
H-4 E-1
Hartford, CT 06102-5056

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc.
P.O. Box 5056
One American Row
Hartford, CT 06102-5056

REQUIRED INFORMATION

Financial Statements and Exhibits:

(a) The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2007

(b) Exhibits:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Name of Plan: **The Phoenix Companies, Inc. Savings and Investment Plan**

Date 6/26/08

Kenneth P. Weissman, Plan Administrator

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

June 23, 2007

Ms. Bonnie J. Malley
Senior Vice President
The Phoenix Companies, Inc.
One American Row
Hartford, Connecticut

Enclosed is our manually signed consent relating to the use in the Registration Statement on Form S-8 (No. 333-75346) of our report dated June 20, 2008 relating to the financial statements of the Phoenix Companies, Inc. Savings and Investment Plan of (the "Plan").

Our manually signed consent report serves to authorize the use of our name on our consent and report in the filing of the Company's Registration Statement on Form 11-K with the SEC.

Please provide us with an exact copy of the Registration Statement on Form 11-K as filed with the SEC.

Very truly yours,

PricewaterhouseCoopers LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75346) of The Phoenix Companies, Inc. of our report dated June 20, 2008 relating to the financial statements of The Phoenix Companies, Inc. Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 23, 2008

The Phoenix Companies, Inc.
Savings and Investment Plan

Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006

The Phoenix Companies, Inc.
Savings and Investment Plan
Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Supplemental Schedule*:	
Schedule of Assets (Held at End of Year)	12

* Other supplemental schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 20, 2008

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006
Assets:		
Investments, at fair value (Note 3)	$ 184,759,588	$ 174,643,534
Participant loans, at fair value	2,057,764	1,651,950
Total investments	186,817,352	176,295,484
Sponsor contributions receivable	384,540	244,570
Net assets available for benefits, at fair value	187,201,892	176,540,054
Adjustment from fair value to contract value for interest in collective trust relative to fully benefit-responsive investment contracts	82,374	87,878
	$ 187,284,266	$ 176,627,932

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2007	Year Ended December 31, 2006
Additions (deductions) to net assets:		
Investment income:		
Interest	$ 779,315	$ 651,645
Dividends	12,039,791	9,670,047
Net (depreciation) appreciation of investments	(589,538)	9,045,590
	12,229,568	19,367,282
Contributions:		
Sponsor	5,958,352	5,041,547
Participant	12,610,361	11,688,497
	18,568,713	16,730,044
Total Additions	30,798,281	36,097,326
Benefit payments	(20,121,982)	(22,324,210)
Adminstrative fees	(19,965)	(20,145)
Total Deductions	(20,141,947)	(22,344,355)
Net increase in net assets before plan mergers	10,656,334	13,752,971
Plan mergers (Note 8)	-	9,470,647
Net increase in net assets after plan mergers	10,656,334	23,223,618
Net assets available for benefits at beginning of year	176,627,932	153,404,314
Net assets available for benefits at end of year	$ 187,284,266	$ 176,627,932

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan that contains a cash or deferred arrangement under section 401(k) of the Internal Revenue Code and is sponsored by The Phoenix Companies, Inc. ("Phoenix"). The Plan was established December 1, 1973 and most recently amended July 1, 2007. The Plan is subject to the provisions of ERISA.

Contributions

Participant contributions are recorded in the period during which payroll deductions are made from the participant's earnings.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions of not less than 1% but not exceeding 6% of the participant's Plan compensation and may be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.

- Participants who are at least 50 years of age, or will attain age 50 by December 31 of the plan year, are allowed to make additional contributions, known as "catch up contributions", over and above the standard IRS deferral limits for that plan year. In 2007 and 2006, the maximum catch up contribution was $5,000.

- Prior to July 1, 2007, employer matching contributions for all participants were 100% of the first 3% of basic contributions plus a 50% match on the next 2% of basic contributions, up to a total of 4% in employer matching contributions.

- Effective July 1, 2007, the employer matching contributions are made according to the following formula:

  - Employees with less then 5 years of service will receive a match of 100% on the first 3% of base salary; 50% on the next 3% of base salary
  - Employees with at least 5 and less then 10 years of service will receive a match of 100% on the first 6% of base salary
  - Employees with at least 10 and less then 15 years of service will receive 100% on the first 3% of base salary; 150% on the next 3% of base salary
  - Employees with 15 or more years of service will receive 150% on the first 6% of base salary

- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deduction in excess of the 6% basic contribution limit but not exceeding 60% of the participant's Plan compensation and may be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.

- Prior to July 1, 2007, if a new employee did not elect a deferral percentage, the automatic participant contribution percentage was 5% of Plan compensation.

- Effective July 1, 2007, if a new employee does not elect a deferral percentage, the automatic participant contribution percentage is 6% of Plan compensation.

- On January 1, 2006, Kayne Anderson Rudnick Investment Management, LLC became a participating employer in the Plan. (See Note 8)

- On January 1, 2006, Seneca Capital Management, LLC became a participating employer in the Plan without the benefit of employer contributions. (See Note 8)

Participants may direct the investment of their contributions and employer contributions into various investment options offered by the Plan.

Participant accounts

Each participant's account is credited with the participant's contributions and allocation of the sponsor's matching contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Investment income is reinvested in the same investment vehicle and is credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Plan participants are immediately vested in their own contributions plus actual earnings thereon. Participants employed as of July 1, 2002, became 100% vested in the sponsor matching contributions. Participants who terminated prior to July 1, 2002 remain subject to the prior vesting schedule, whereby a participant became 25% vested on the January 1 following the date of employment and an additional 25% vested on each subsequent January 1 until the participant was 100% vested.

Upon death or disability, all matching contributions become fully vested.

Benefit payments

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested portion of his or her account or retain amounts in the Plan until normal retirement age. Upon retirement or disability, accounts are distributed in a lump sum. Distributions are subject to the applicable provisions of the Plan document. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

The Plan is able to automatically cash out a participant’s account balance if the balance should ever fall below $5,000, regardless of the value of the account at the time of status change.

Participant loans

A participant may borrow up to a maximum of $50,000 or one half of the participant's account balance minus any current outstanding loans, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.0% to 10.5% as of December 31, 2007 and 2006). Loan terms generally range from 1 to 4 ½ years, however, when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan. Participants are limited to 2 outstanding loans.

2. Summary of Accounting Policies

Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value shares held by the plan at year end. Fair value and contact value of investments in common collective trust funds are determined by the trustee based on the fair value and contact value of the underlying investments in the respective trusts. The Phoenix Common Stock fund is valued at quoted unit value price. Participant loans are valued at their outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Administrative expenses

Phoenix currently pays all fees and expenses related to the Plan with the exception of participant fees for loan initiation and administration paid to Fidelity Investment Institutional Operations Company, Inc. and short term trading fees paid to the fund advisor. Other expenses of the mutual funds are reflected in the investment results.

Use of estimates

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and uncertainties

The Plan provides for various investment options in mutual funds. Mutual funds are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the financial statements.

New Accounting Pronouncement

In September 2006, the FASB issued SFAS No.157, Fair Value Measurements. SFAS No.157 defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No.157 applies to fair value measurements already required or permitted by existing standards. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not expect the adoption of SFAS No.157 to have a material effect on the financial statements.

The Plan adopted Financial Accounting Standard Board ("FASB") Interpretation No. 48 "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109 ("FIN 48"), as required in January 1, 2007. FIN 48 requires the Plan Sponsor to determine whether a tax position of the Fund is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Fund recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2007.

Based on its analysis, the Plan Sponsor has determined that the adoption of FIN 48 did not have a material impact on the Plan's financial statements upon adoption.

3. Investments

Investments that represent 5% or more of the Plan's net assets are separately identified below.

	As of December 31, 2007	As of December 31, 2006
American Funds Growth Fund of America	$ 20,483,723	$ 19,761,052
Artisan Mid Cap Investment Fund	17,609,034	15,660,173
Fidelity Retirement Money Market Fund	14,249,027	11,761,793
Fidelity Contrafund	14,156,010	11,469,249
Phoenix Common Stock Fund*	10,916,093	14,934,479
Fidelity Freedom 2020	9,548,915	NA
Phoenix Balanced Fund	NA	10,318,856
Fidelity Managed Income Portfolio	NA	8,886,126

*(See Note 4)

Investment performance

During the years ended December 31, 2007 and 2006, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in fair value as follows:

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
Mutual Funds	$ 2,710,249	$ 6,628,841
Phoenix Common Stock Fund	(3,299,787)	2,416,749
Net (depreciation) appreciation in fair value of investments	$ (589,538)	$ 9,045,590

4. Related Party Transactions

Plan assets include investments in funds managed and underwritten by subsidiaries of PXP, a wholly owned subsidiary of Phoenix. Plan assets also include investments in funds managed by Fidelity Management Research Corporation (FMR). In addition, the Phoenix Common Stock Fund is offered as an investment option in the Plan.

Information about the net assets and the significant components of the changes in net assets relating to the Phoenix Common Stock Fund is as follows:

	December 31,			
	2007		2006	
Net Assets:				
Phoenix Common Stock Fund	$	10,916,093	$	14,934,479

	Year ended December 31, 2007		Year ended December 31, 2006	
Changes in Net Assets:				
Contributions	$	967,803	$	1,040,727
Loan Repayments		34,718		36,801
Loan Interest		7,689		4,687
Transfers from other investments		1,681,385		1,272,841
Net Appreciation/(Depreciation)		(3,300,177)		2,416,749
Benefits paid to participants		(809,695)		(1,569,066)
Loans paid to participants		(43,080)		(47,432)
Transfers to other investments		(2,555,416)		(2,812,237)
Adminstrative fees		(1,613)		(2,102)
Net increase (decrease) in net assets	$	(4,018,386)	$	340,968

Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly owned subsidiary of FMR, is the Plan record keeper. Fidelity Management Trust Company (FMTC), also a wholly owned subsidiary of FMR, is the Plan trustee.

Participants of the Plan are allowed to take loans collateralized against their account balances.

Personnel and facilities of Phoenix have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of the Phoenix Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA.

5. Plan Termination

Although they have not expressed any intent to do so, Phoenix has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested.

6. Income Tax Status

The Internal Revenue Service has determined, and informed Phoenix by an opinion letter dated January 27, 2003, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter. The Plan's administrator believes that the Plan document is designed and is currently being administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Forfeitures

Forfeitures result from terminated employees' non-vested sponsor matching contributions remaining in the Plan. Forfeitures generated are available to offset employer contributions, which would be otherwise payable by Phoenix in accordance with the Plan document. No matching contributions were reduced from forfeited non-vested accounts in 2007 and 2006. The forfeiture balance at December 31, 2007 and 2006 was $67,680 and $55,008 respectively.

8. Plan Mergers

The Kayne Anderson Rudnick Investment Management, LLC 401k Plan (the "Anderson Plan") merged with and into the Plan in March 2006 resulting in the transfer of net assets of $5,563,910 into the Plan. Effective January 1, 2006, participants of the Anderson Plan became eligible to participate in the Plan.

The Seneca Capital Management, LLC 401k Plan (the "Seneca Plan") merged with and into the Plan in July 2006 resulting in the transfer of net assets of $3,906,737 into the Plan. Effective January 1, 2006, participants of the Seneca Plan became eligible to participate in the Plan.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

	2007
Net assets available for benefits per the financial statement	$ 187,284,266
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(82,374)
Net assets available for benefits per the Form 5500	$ 187,201,892

The following is a reconciliation of investment income per the financial statements at December 31, 2007 to Form 5500:

	2007
Total investment income per the financial statement	$ 12,229,568
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(82,374)
Total investment income per the Form 5500	$ 12,147,194

10. Subsequent Events

The AGL Life Assurance Company 401(k) Plan merged with and into the Plan in March 2008 resulting in the transfer of net assets of $1,890,357 into the Plan. Effective January 1, 2008, Philadelphia Financial Group became a participating employer in the Plan.

Effective January 1, 2008, the Plan will accept Roth Elective Deferrals made on behalf of participants. For additional information on Roth Deferrals see Article XV of the Plan Document.

Effective January 1, 2008, the Plan will allow non-spousal beneficiary rollovers to an IRA. For additional information see the Eleventh Amendment to the Plan.

The Phoenix Companies, Inc. **Supplemental Schedule**

Savings and Investment Plan

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Fidelity Investments	Fidelity Contrafund	N/A**	$	14,156,010
*	Fidelity Investments	Fidelity Equity Income Fund	N/A**	$	5,723,000
*	Fidelity Investments	Fidelity Growth Company	N/A**	$	3,822,479
*	Fidelity Investments	Fidelity Low Priced Stock Fund	N/A**	$	5,958,336
*	Fidelity Investments	Fidelity Small Cap Independence Fund	N/A**	$	3,560,423
*	Fidelity Investments	Fidelity Freedom Income Fund	N/A**	$	360,014
*	Fidelity Investments	Fidelity Freedom 2000 Fund	N/A**	$	280,525
*	Fidelity Investments	Fidelity Freedom 2010 Fund	N/A**	$	2,948,197
*	Fidelity Investments	Fidelity Freedom 2020 Fund	N/A**	$	9,548,915
*	Fidelity Investments	Fidelity Freedom 2030 Fund	N/A**	$	6,618,657
*	Fidelity Investments	Fidelity Freedom 2040 Fund	N/A**	$	4,130,442
*	Fidelity Investments	Fidelity Retirement Money Market Fund	N/A**	$	14,249,027
*	Fidelity Investments	Fidelity Managed Income Portfolio	N/A**	$	7,579,814
*	Fidelity Investments	Spartan U.S. Equity Index Fund	N/A**	$	6,067,402
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	N/A**	$	2,844,543
	Franklin Investments	Mutual Discovery Fund	N/A**	$	7,890,448
*	Phoenix Investments	Phoenix Balanced Fund	N/A**	$	9,164,559
	Artisan Investments	Artisan Mid Cap Investment Fund	N/A**	$	17,609,034
	Artisan Investments	American Funds Growth Fund of America	N/A**	$	20,483,723
	Artisan Investments	American Funds Europac Growth	N/A**	$	7,170,818
*	Phoenix Investments	Phoenix Worldwide Str Fund	N/A**	$	4,478,231
*	Phoenix Investments	Phoenix Growth & Income Fund	N/A**	$	3,153,012
*	Phoenix Investments	Phoenix Real Estate A Fund	N/A**	$	333,497
*	Phoenix Investments	Phoenix Multi-Sector Fixed Income Fund	N/A**	$	4,827,456
*	Phoenix Investments	Phoenix Multi-Sector Short Term Bond Fund	N/A**	$	3,156,909
	Allianz Investment	Allianz NFJ Small Cap Value Fund	N/A**	$	4,886,505
	Lord Abbett Investment	Lord Abbett Mid-Cap Value Fund	N/A**	$	2,543,747
*	Phoenix Investments	Phoenix Mid Cap Value Fund	N/A**	$	297,772
*	Phoenix Investments	Phoenix Common Stock Fund Common Stock	N/A**	$	10,408,711
*	Phoenix Investments	Phoenix Common Stock Fund Cash	N/A**	$	507,382
*	Participant Loans	Participant Loans (maturity of 1 to 30 years at 5.00%-10.50% collateralized by participant account balances)		$	2,057,764
	Total			$	186,817,352

* Represents a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.